June 17, 2015

VIA EDGAR CORRESPONDENCE FILE

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Leggett & Platt, Incorporated
Form 10-K
Filed February 26, 2015
File No. 1-07845

Dear Mr. O’Brien:

We are writing in response to the Staff’s comment letter dated June 10, 2015 with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comment followed by our response.

Form 10-K for the year ended December 31, 2014

T – Contingencies, page 113

1.
We note your response to comment 1 in our letter dated May 12, 2015. Specifically, we note your statements in the footnote to page 2 that you did receive “a directional reference (i.e., “above X amount”).” We further note your discussion that the overture you received was not “a precise or defined number” and was not “in a range that the Company was willing to consider in any settlement discussions.” It is not clear to us whether your threshold for disclosing the amount or range of reasonably possible loss in excess of accrual is consistent with the requirements in ASC 450-20-50-3 through 50-5, as precision or certainty is not required when disclosing the amount or range of reasonably possible loss in excess of accrual. Given that management had assessed the amount or range for a settlement related to the various foam antitrust lawsuits, it is unclear why an amount or range of reasonably possible loss in excess of accrual was not disclosed for the foam antitrust lawsuits prior to the tentative settlements reached between August 2014 and the beginning of fiscal year 2015. Please confirm you will make an effort to develop estimates for purposes of disclosure for all of your material loss contingencies, consistent with the requirements of ASC 450-20-50, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please note that the disclosure requirement in ASC 450-20-50-3 through 50-5 may be provided on an aggregate basis.

RESPONSE:

The Company confirms that it will continue to make an effort to develop estimates for purposes of disclosure for all of its material loss contingencies, consistent with the requirements of ASC 450-20-50, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. The Company notes that the disclosure requirement in ASC 450-20-50-3 through 50-5 may be provided on an aggregate basis.

In connection with responding to the Staff’s comments, we acknowledge that:

(i)	Leggett is responsible for the adequacy and accuracy of the disclosure in the filing;

Terence O’Brien
Securities and Exchange Commission
June 17, 2015

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	Leggett may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your communications regarding this matter. If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131 or, in my absence, Tammy M. Trent, Vice President, Chief Accounting Officer at the same number.

Sincerely,

/s/ Matthew C. Flanigan
Matthew C. Flanigan
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

Cc: Jenn Do
Tracey Houser